UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number 0-24433

POINTE FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

21845 Powerline Road

Boca Raton, Florida 33433

(561) 368-6300

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Pointe Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The South Financial Group, Inc., as successor to Pointe Financial Corporation

Dated: May 6, 2005	By: /s/ William P. Crawford, Jr.
William P. Crawford, Jr. Executive Vice President and General Counsel